FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                 For the Period April 1, 2004 to June 30, 2004


                          GRANITE MORTGAGES 03-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                  GRANITE MORTGAGES 03-2 PLC


                                  By:         /s/  Clive Rakestrow
                                         ------------------------------
                                  Name:  L.D.C. Securitisation Director No. 1
                                  Limited by its authorized person Clive
                                  Rakestrow for and on its behalf
                                  Title:  Director
Date:  August 16, 2004

                                  GRANITE FINANCE FUNDING LIMITED


                                  By:         /s/  Jonathan David Rigby
                                         ------------------------------
                                  Name:  Jonathan David Rigby
                                  Title:  Director
Date:  August 16, 2004

                                  GRANITE FINANCE TRUSTEES LIMITED


                                  By:         /s/  Daniel Le Blancq
                                         ------------------------------
                                  Name:  Daniel Le Blancq
                                  Title:  Director
Date:  August 16, 2004

INVESTORS' QUARTERLY REPORT
---------------------------
GRANITE MORTGAGES 03-2 PLC
---------------------------

Quarterly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Finance Trustees Limited, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc and Granite Finance Funding Limited Period 1 April 2004 - 30 June 2004


Mortgage Loans

-----------------------------------------------------------------------------
Number of Mortgage Loans in Pool                          238,327

Current Balance - Trust Mortgage Assets              (GBP)19,275,323,145

Current Balance - Trust Cash and other Assets         (GBP)1,156,394,524

Last Months Closing Trust Assets                     (GBP)19,862,945,308

Funding share                                        (GBP)18,651,521,741

Funding Share Percentage                                   91.29%

Seller Share*                                         (GBP)1,780,195,928

Seller Share Percentage                                     8.71%

Minimum Seller Share (Amount)*                         (GBP)934,316,452

Minimum Seller Share (% of Total)                           4.57%

Excess Spread last quarter annualised (% of Total)         0.26%

-----------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports




Arrears Analysis of Non Repossessed Mortgage Loans

------------------------------------------------------------------------------------
                      Number    Principal (GBP)   Arrears (GBP)    By Principal (%)
< 1 Month            234,934    19,017,798,678         0                98.66%

> = 1 < 3 Months      2,730       210,236,782      1,715,351            1.09%

> = 3 < 6 Months       515        37,419,915        892,529             0.19%

> = 6 < 9 Months       114         7,537,264        342,604             0.04%

> = 9 < 12 Months       29         1,953,249        112,126             0.01%

> = 12 Months           5           377,257          31,621             0.00%

Total                238,327    19,275,323,145      3,094,231           100.00%
------------------------------------------------------------------------------------

Properties in Possession

--------------------------------------------------------------------
                         Number     Principal (GBP)   Arrears (GBP)

Total (since inception)   180          9,973,385        482,167
--------------------------------------------------------------------

--------------------------------------------------------------------
Properties in Possession                                    66

Number Brought Forward                                      55

Repossessed (Current Month)                                 11

Sold (since inception)                                     114

Sold (current month)                                        16

Sale Price / Last Loan Valuation                           1.11

Average Time from Possession to Sale (days)                127

Average Arrears at Sale                                (GBP)2,388

Average Principal Loss (Since inception)*               (GBP)191

Average Principal Loss (current month)**                (GBP)219

MIG Claims Submitted                                        8

MIG Claims Outstanding                                      1

Average Time from Claim to Payment                          59
--------------------------------------------------------------------
* This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month



Substitution

----------------------------------------------------------------------------
                                            Number        Principal (GBP)

Substituted this period                      4,998        (GBP)483,272,754

Substituted to date (since 26 March 2001)  409,866      (GBP)32,908,052,525
----------------------------------------------------------------------------


CPR Analysis

---------------------------------------------------------------------------
                                           Monthly        Annualised

Current Month CPR Rate                      5.53%           49.41%

Previous Month CPR Rate                     4.84%           44.67%
---------------------------------------------------------------------------


---------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                24.37

Weighted Average Remaining Term (by value) Years            20.12

Average Loan Size                                        (GBP)80,878

Weighted Average LTV (by value)                            75.18%

Weighted Average Indexed LTV (by value)                    62.15%

Non Verified (by value)                                    31.17%
--------------------------------------------------------------------------


Product Breakdown

--------------------------------------------------------------------------
Fixed Rate (by balance)                                   50.20%

Together (by balance)                                     25.37%

Capped (by balance)                                       1.30%

Variable (by balance)                                     20.16%

Tracker (by balance)                                      2.97%

Total                                                     100.0%

--------------------------------------------------------------------------

Geographic Analysis

------------------------------------------------------------------------------
                  Number        % of Total     Value ((GBP))      % of Total

East Anglia       4,975           2.09%          404,781,786        2.10%

East Midlands     17,169          7.20%         1,241,330,811       6.44%

Greater London    28,513         11.96%         3,820,369,047       19.82%

North             29,676         12.45%         1,586,359,095       8.23%

North West        32,996         13.84%         2,127,995,675       11.04%

Scotland          23,185          9.73%         1,416,736,251       7.35%

South East        34,786         14.60%         3,862,774,758       20.04%

South West        15,298          6.42%         1,374,330,540       7.13%

Wales             10,136          4.25%          636,085,664        3.30%

West Midlands     15,777          6.62%         1,195,070,035       6.20%

Yorkshire         25,816         10.83%         1,609,489,483       8.35%

Total            238,327          100%          19,275,323,145       100%

------------------------------------------------------------------------------


LTV Levels Breakdown

------------------------------------------------------------------------------
                            Number         Value (GBP)         % of Total

0% < 25%                    8,174         314,187,767             1.63%

> = 25% < 50%              28,053         1,975,720,622          10.25%

> = 50% < 60%              17,858         1,524,678,061          7.91%

> = 60% < 65%              10,609         959,911,093            4.98%

> = 65% < 70%              12,144         1,133,389,001          5.88%

> = 70% < 75%              17,143         1,555,518,578          8.07%

> = 75% < 80%              18,093         1,917,894,653          9.95%

> = 80% < 85%              25,133         2,461,458,766          12.77%

> = 85% < 90%              34,564         2,661,922,126          13.81%

> = 90% < 95%              51,962         3,781,818,401          19.62%

> = 95% < 100%             14,414          977,258,883           5.07%

> = 100%                     180           11,565,194            0.06%

Total                      238,327        19,275,323,145         100.0%
------------------------------------------------------------------------------

Repayment Method


------------------------------------------------------------------------------
                            Number         Value (GBP)         % of Total

Endowment                  29,561         2,164,618,789          11.23%

Interest Only              27,089         3,644,963,607          18.91%

Pension Policy               649            63,608,566            0.33%

Personal Equity Plan        1,296           92,521,551            0.48%

Repayment                  179,732        13,309,610,632         69.05%

Total                      238,327        19,275,323,145        100.00%
------------------------------------------------------------------------------


Employment Status

------------------------------------------------------------------------------
                            Number         Value (GBP)         % of Total

Full Time                  210,102        16,056,344,180         83.30%

Part Time                   2,939         171,550,376            0.89%

Retired                      504          17,347,791             0.09%

Self Employed              22,448         2,924,066,521          15.17%

Other                       2,334         106,014,277            0.55%

Total                      238,327        19,275,323,145        100.00%
------------------------------------------------------------------------------


------------------------------------------------------------
NR Current Existing Borrowers' SVR           6.29%

Effective Date of Change                  1 May 2004
------------------------------------------------------------

Notes    Granite Mortgages 03-2 plc


-----------------------------------------------------------------------------------------------------
                   Outstanding           Rating           Reference Rate          Margin
                                     Moodys/S&P/Fitch

Series 1

A1                 $557,668,690         Aaa/AAA/AAA          1.23%                0.08%

A2                $1,006,000,000       Aaa/AAA/AAA           1.31%                0.16%

A3                 $500,000,000         Aaa/AAA/AAA          1.40%                0.25%

B                  $76,500,000           Aa3/AA/AA           1.64%                0.49%

C                  $10,500,000          Baa2/BBB/BBB         2.70%                1.55%

Series 2

A              (euro)300,000,000        Aaa/AAA/AAA          2.30%                0.25%

B               (euro)72,900,000         Aa3/AA/AA           2.54%                0.49%

M               (euro)52,300,000          A2/A/A             2.80%                0.75%

C1              (euro)16,000,000        Baa2/BBB/BBB         5.20%           Fixed until 07/10

C2              (euro)65,500,000        Baa2/BBB/BBB         3.60%                1.55%

Series 3

A               (GBP)352,280,000        Aaa/AAA/AAA          4.625%          Fixed until 07/10

C               (GBP)15,000,000         Baa2/BBB/BBB         5.93%                1.55%
------------------------------------------------------------------------------------------------------



Credit Enhancement

------------------------------------------------------------------------------------------------------
                                                                            % of Notes Outstanding

Class B and M Notes ((GBP)Equivalent)                  (GBP)137,050,418              6.63%

Class C Notes ((GBP)Equivalent)                        (GBP)79,770,314               3.86%

-----------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------
                                                                             % of Funding Share

Class B and M Notes ((GBP)Equivalent)                  (GBP)137,050,418              0.73%

Class C Notes ((GBP)Equivalent)                        (GBP)79,770,314               0.43%

----------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------
Granite Mortgages 03-2 Reserve Fund Requirement        (GBP)35,000,000               0.19%

Balance Brought Forward                                (GBP)20,267,627               0.11%

Drawings this Period                                       (GBP)0                    0.00%

Excess Spread this Period                              (GBP)1,956,753                0.01%

Funding Reserve Fund Top-up this Period*                   (GBP)0                    0.00%

Current Balance                                        (GBP)22,224,380               0.12%
---------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------
Funding Reserve Balance                                (GBP)42,299,079               0.23%

Funding Reserve %                                            1.0%                     NA
---------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of a arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of a issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275% and the funding reserve target will step up by 0.10%.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of a accelerated controlled amortisation trigger all Granite Mortgages 04-2 tranches become pass through securities.